UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 745274100

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 944,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 944,867

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 944,867
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[1]
14	TYPE OF REPORTING PERSON OO

1

The percentages used herein are calculated based upon 7,918,182 shares of common stock outstanding as of February 29, 2024, as disclosed in the Issuer’s Certified Shareholder Report (the “Shareholder Report”) filed with the Securities and Exchange Commission on May 5, 2024.

CUSIP No. 745274100

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 961,867[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 961,867[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 961,867
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%[2]
14	TYPE OF REPORTING PERSON IN

1

Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 944,867 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2	The percentages used herein are calculated based upon 7,918,182 shares of common stock outstanding as of February 29, 2024, as disclosed in the Issuer’s Shareholder Report.

CUSIP No. 745274100

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745274100

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745274100

1	NAME OF REPORTING PERSON Ethan A. Danial
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 580,979[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 580,979[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 580,979
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of 580,979 shares owned by RAD Investments, LLC, which Mr. Danial, as one of its managers may be deemed to beneficially own.

2	The percentages used herein are calculated based upon 7,918,182 shares of common stock outstanding as of February 29, 2024, as disclosed in the Issuer’s Shareholder Report.

CUSIP No. 745274100

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745274100

1	NAME OF REPORTING PERSON Ian McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745274100

The following constitutes Amendment No. 17 (“Amendment No. 17”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on March 17, 2022, Amendment No. 3 filed on April 28, 2022, Amendment No. 4 filed on June 7, 2022, Amendment No. 5 filed on June 14, 2022, Amendment No. 6 filed on November 4, 2022, Amendment No. 7 filed on November 22, 2022, Amendment No. 8 filed on December 23, 2022, Amendment No. 9 filed on February 13, 2023, Amendment No. 10 filed on July 6, 2023, Amendment No. 11 filed on July 28, 2023, Amendment No. 12 filed on August 3, 2023, Amendment No. 13 filed on September 14, 2023, Amendment No. 14 filed on October 23, 2023, Amendment No. 15 filed on December 19, 2023 and Amendment No. 16 filed on January 17, 2024 (collectively, the “Schedule 13D”). This Amendment No. 17 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented to add the following paragraph:

Between April 2, 2024 and July 9, 2024, RAD Investments, LLC purchased 36,430 shares of Common Stock on the open market at an average price of $1.31 per share of Common Stock, for a total cost of $47,816.47 (inclusive of broker fees). The shares of Common Stock were purchased with the general working capital of RAD Investments, LLC and are deemed beneficially owned by Mr. Danial in his capacity as one of the managers of RAD Investments, LLC.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby supplemented to add the following paragraphs:

On July 8, 2024, Ocean Capital sent letters by email to the Issuer, UBS Asset Managers of Puerto Rico (“UBS”) and Popular Asset Management LLC (“PAM”), respectively, inquiring as to their intentions to comply with the results of the 2023 Annual Meeting. The letter to the Issuer, attached hereto as Exhibit J, requested that the Issuer confirm (i) whether it intends to terminate its investment advisory and management agreements with UBS, in compliance with overwhelming shareholder approval of Ocean Capital’s proposals to terminate such agreements at the 2023 Annual Meeting, and (ii) whether PAM has resigned from its role as investment adviser to the Issuer, consistent with prior public disclosure by the Issuer to that effect. Ocean Capital also explained its basis for believing that the Issuer’s investment advisory agreement with UBS is no longer valid and should be replaced with a new arrangement approved by the Issuer’s shareholders and insisted that the Issuer publicly disclose any and all steps it is taking to enter into a replacement investment advisory and management agreement with one or more suitable replacement advisers. The letter to UBS, attached hereto as Exhibit K, requested that UBS confirm whether it has terminated or intends to terminate its investment advisory and management agreements with the Issuer and has resigned or intends to resign from its role as investment adviser to the Issuer. The letter to PAM, attached hereto as Exhibit L, requested that PAM confirm whether it has terminated its investment advisory and management agreements with the Issuer and resigned from its role as investment adviser to the Issuer, consistent with the Issuer’s prior public disclosure to that effect. Details of the results of the 2023 Annual Meeting can be found in the Issuer’s Shareholder Report, which is available at no charge on the SEC’s website at http://www.sec.gov.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned is based upon 7,918,182 shares of Common Stock outstanding as of February 29, 2024, as disclosed in the Issuer’s Shareholder Report.

A. Ocean Capital LLC

(a) As of the close of business on July 10, 2024, Ocean Capital beneficially owned 944,867 shares of Common Stock.

CUSIP No. 745274100

Percentage: Approximately 11.9%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 944,867

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 944,867

(c)	The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	William Heath Hawk

(a)	As of the close of business on July 10, 2024, Mr. Hawk beneficially owned 961,867 shares of Common Stock.

Percentage: Approximately 12.1%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 961,867

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 961,867

(c)	The transactions in the shares of Common Stock by Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Brent D. Rosenthal

(a)	As of the close of business on July 10, 2024, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	José R. Izquierdo II

(a)	As of the close of business on July 10, 2024, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

CUSIP No. 745274100

(c)	The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Ethan A. Danial

(a)	As of the close of business on July 10, 2024, Mr. Danial beneficially owned 580,979 shares of Common Stock.

Percentage: Approximately 7.3%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 580,979

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 580,979

(c)	The transactions in the shares of Common Stock by Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Mojdeh L. Khaghan

(a)	As of the close of business on July 10, 2024, Ms. Khaghan beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Ms. Khaghan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Ian McCarthy

(a)	As of the close of business on July 10, 2024, Mr. McCarthy beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

CUSIP No. 745274100

(c)	The transactions in the shares of Common Stock by Mr. McCarthy during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	The dividends from the 944,867 shares of Common Stock beneficially owned by Ocean Capital, and any proceeds from the sale of such shares, become assets of Ocean Capital. The dividends from the 580,979 shares of Common Stock beneficially owned by Mr. Danial through RAD Investments, LLC, and any proceeds from the sale of such shares become assets of RAD Investments, LLC.

(e)	Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented with the following exhibits:

Exhibit J: Letter to the Issuer, dated July 8, 2024.

Exhibit K: Letter to UBS, dated July 8, 2024.

Exhibit L: Letter to PAM, dated July 8, 2024.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2024

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

/s/ William Heath Hawk
William Heath Hawk

/s/ Brent D. Rosenthal
Brent D. Rosenthal

/s/ José R. Izquierdo II
José R. Izquierdo II

/s/ Ethan A. Danial
Ethan A. Danial

/s/ Mojdeh L. Khaghan
Mojdeh L. Khaghan

/s/ Ian McCarthy
Ian McCarthy

SCHEDULE A

TRANSACTIONS IN THE FUND’S SECURITIES DURING THE LAST 60 DAYS

ETHAN A. DANIAL

Nature of the Transaction	Securities Purchased (Sold)		Price Per Share ($)	Date of Transaction
Purchase of Common Stock	7,171	*	1.4556	7/9/2024
Purchase of Common Stock	6,530	*	1.4347	6/20/2024
Purchase of Common Stock	4,729	*	1.4230	6/13/2024

*	Represents transactions made on the open market by RAD Investments, LLC, shares of which Mr. Danial, as one of its managers, may be deemed to beneficially own

Other than as disclosed in this Schedule A, there was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.

Exhibit J

OCEAN CAPITAL LLC

GAM Tower, 2 Tabonuco Street, Suite 200

Guaynabo, Puerto Rico 00968

July 8, 2024

BY ELECTRONIC MAIL AND EXPRESS DELIVERY

Puerto Rico Residents Tax-Free Fund, Inc.

270 Muñoz Rivera Avenue, Suite 1110

San Juan, Puerto Rico 00918

Attn: Liana Loyola, Interim Secretary

Re:	Puerto Rico Residents Tax-Free Fund, Inc. Implementation of Shareholder Vote to Terminate Investment Advisory Agreements

Dear Ms. Loyola:

Ocean Capital LLC (“Ocean Capital,” “we,” “us,” “our”), a significant shareholder of Puerto Rico Residents Tax Free Fund, Inc. (the “Fund”), writes concerning the implementation of the results of the shareholder vote on the Terminate UBS Agreements Proposal and the Terminate PAM Agreements Proposal (as such terms are defined below) at the Fund’s 2023 annual meeting of shareholders (the “2023 Annual Meeting”), held April 18, 2024.

As you are aware, Ocean Capital validly submitted a shareholder proposal (the “14a-8 Proposal”) pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for shareholder consideration at the 2023 Annual Meeting. The 14a-8 Proposal called for termination of all investment advisory and management agreements (i) between the Fund and UBS Asset Managers of Puerto Rico (“UBS”) and (ii) between the Fund and Popular Asset Management LLC (“PAM”) within 60 days of the 2023 Annual Meeting. In response to comments received from the Staff, the 14a-8 Proposal was presented in the definitive proxy statements of both the Fund and Ocean Capital as two separate proposals. Accordingly, the Fund’s shareholders were presented with the opportunity to vote on, first, a proposal to terminate all advisory and management agreements between the Fund and UBS (the “Terminate UBS Agreements Proposal”) and, second, a proposal to terminate all advisory and management agreements between the Fund and PAM (the “Terminate PAM Agreements Proposal”). In both cases, the terminations were to occur within 60 days of the 2023 Annual Meeting. Shareholders at the 2023 Annual Meeting voted in favor of both proposals by overwhelming margins.1

As required by Section 15(a)(3) of the Investment Company Act of 1940 (as amended, the “Investment Company Act”), Section 10(c) of the Amended and Restated Investment Advisory Contract by and between the Fund and UBS, dated as of May 2021 (the “UBS Investment Advisory Agreement”), and Section 10(c) of the Investment Advisory Contract by and between the Fund and PAM dated as of May 2021 (the “PAM Investment Advisory Agreement”), the Fund is required to terminate these agreements within 60 days of shareholder votes approving the terminations. 2 This 60-day window has now closed.

[1]	According to the Fund’s Semi-Annual Certified Shareholder Report, filed on Form N-CSRS with the SEC on May 2, 2024 (the “Shareholder Report”), the Terminate UBS Agreements Proposal received 4,015,044 “For” votes to 186,585 “Against” votes, passing by a margin of more than 21 to 1; the Terminate PAM Agreements Proposal received 3,961,983 “For” votes to 237,146 “Against” votes, passing by a margin of more than 16 to 1.
[2]	See Exhibits 99.G.1 and 99.G.2, respectively, to the Fund’s Amendment No. 1 to its Registration Statement filed on Form N-2/A with the SEC on June 24, 2022.

Following the 2023 Annual Meeting, the Fund announced in its Semi-Annual Report for the period ended February 29, 2024 that the board of directors of the Fund had received notice from PAM of its intention to honor the results of the vote and resign as investment adviser to the Fund, effective June 17, 2024—that is, 60 days following the 2023 Annual Meeting.3 To our knowledge, the Fund has not announced that PAM’s resignation as an investment adviser to the Fund has actually taken effect or that the PAM Investment Advisory Agreement and any other advisory and management agreements between the Fund and PAM have been terminated as required. Likewise, the Fund has not announced whether UBS has resigned as an investment adviser to the Fund or whether all investment advisory and management agreements between the Fund and UBS have been terminated.

Furthermore, if UBS continues to serve as an investment adviser to the Fund despite the shareholder vote at the 2023 Annual Meeting, it cannot validly do so under the UBS Investment Advisory Agreement. The UBS Investment Advisory Agreement explicitly requires UBS to serve as a co-investment adviser with PAM. In fact, Section 2(a) of the UBS Investment Advisory Agreement requires all portfolio management decisions to be determined jointly by UBS and PAM. It is clear to us, following PAM’s resignation as an investment adviser to the Fund, that a new contract—which must be approved by shareholders pursuant to Section 15(a) of the Investment Company Act—is required for UBS to continue to serve as an investment adviser to the Fund. Given that PAM has provided the Fund notice of its resignation effective as of June 17, 2024, the UBS Investment Advisory Agreement does not serve as a valid contract under which UBS can provide services to the Fund.

We request that the Fund now confirm whether it has complied with, or intends to comply with, the results of the 2023 Annual Meeting, applicable provisions of the Investment Company Act and Section 10(c) of the UBS Investment Advisory Agreement by terminating the UBS Investment Advisory Agreement and any other investment advisory and management agreements with UBS. Additionally, we request that the Fund confirm that PAM has resigned from its investment advisory role with the Fund and that all related advisory and management agreements, including the PAM Investment Advisory Agreement, have been terminated. We also insist that the Fund disclose publicly any and all steps that it is taking to enter into replacement investment advisory and management agreements with one or more suitable replacement advisers. Ocean Capital is aware of other qualified investment advisory firms and is in general pleased to assist with regard to any transition.

If you have any questions or wish to discuss this matter, please contact me at [personal information redacted].

[Signature page follows]

3	Semi-Annual Certified Shareholder Report, filed on Form N-CSRS with the SEC on May 2, 2024.

Regards,

OCEAN CAPITAL LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

cc:	Lawrence S. Elbaum, Vinson & Elkins LLP, [personal information redacted]
C. Patrick Gadson, Vinson & Elkins LLP, [personal information redacted]

Exhibit K

OCEAN CAPITAL LLC

GAM Tower, 2 Tabonuco Street, Suite 200

Guaynabo, Puerto Rico 00968

July 8, 2024

BY ELECTRONIC MAIL AND EXPRESS DELIVERY

UBS Asset Managers of Puerto Rico

250 Muñoz Rivera Avenue

San Juan, Puerto Rico 00918

Attn: Alexandre-Cyril Manz, President

Re:	Confirmation of UBS’s Resignation as Investment Adviser to Puerto Rico Residents Tax-Free Fund, Inc. and Termination of Related Agreements

Mr. Manz:

As a significant shareholder of Puerto Rico Residents Tax-Free Fund, Inc. (the “Fund”), Ocean Capital LLC (“Ocean Capital,” “we,” “us,” “our”) writes to confirm that UBS Asset Managers of Puerto Rico (“UBS”) has resigned, or intends promptly to resign, its position as an investment adviser to the Fund in accordance with the results of the shareholder vote at the Fund’s 2023 annual meeting of shareholders (the “2023 Annual Meeting”), held April 18, 2024.

As you know, Ocean Capital validly submitted a shareholder proposal (the “14a-8 Proposal”) pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, for shareholder consideration at the 2023 Annual Meeting. The 14a-8 Proposal called for termination of all investment advisory and management agreements (i) between the Fund and UBS and (ii) between the Fund and Popular Asset Management LLC (“PAM”) within 60 days of the 2023 Annual Meeting. Ultimately, the 14a-8 Proposal was presented in the definitive proxy statements of both the Fund and Ocean Capital as two separate proposals. Accordingly, the Fund’s shareholders were presented with the opportunity to vote on, first, a proposal to terminate all advisory and management agreements between the Fund and UBS (the “Terminate UBS Agreements Proposal”), and, second, a proposal to terminate all advisory and management agreements between the Fund and PAM (the “Terminate PAM Agreements Proposal”). In both cases, the terminations were to occur within 60 days of the 2023 Annual Meeting. Shareholders voted in favor of both proposals by overwhelming margins.

As required by Section 15(a)(3) of the Investment Company Act of 1940 (as amended, the “Investment Company Act”) and Section 10(c) of the Amended and Restated Investment Advisory Contract by and between the Fund and UBS dated as of May 2021 (the “Investment Advisory Agreement”), the Fund is required to terminate the Investment Advisory Agreement within 60 days of a shareholder vote approving the termination.1 This 60-day window has now closed.

Following the 2023 Annual Meeting, the Fund announced in its Semi-Annual Report for the period ended February 29, 2024 that the board of directors of the Fund had received notice from PAM of its resignation as an investment adviser to the Fund, effective as of June 17, 2024—that is, 60 days following the 2023 Annual Meeting—in recognition of the shareholder vote and in compliance with the Investment Company Act.2 To our knowledge, the Fund has not announced that UBS has also tendered its resignation as an investment adviser to the Fund or that the Investment Advisory Agreement and any related advisory or management agreements with UBS have been terminated as required.

[1]	See Exhibits 99.G.1 and 99.G.2, respectively, to the Fund’s Amendment No. 1 to its Registration Statement filed on Form N-2/A with the SEC on June 24, 2022.
2	Semi-Annual Certified Shareholder Report, filed on Form N-CSRS with the SEC on May 2, 2024.

Furthermore, if UBS continues to serve as an investment adviser to the Fund in contravention the shareholder vote at the 2023 Annual Meeting, it cannot validly do so under the Investment Advisory Agreement. The Investment Advisory Agreement specifically contemplates UBS serving as a co-investment adviser with PAM. In fact, Section 2(a) of the Investment Advisory Agreement requires all portfolio management decisions be determined jointly with PAM. Given that PAM has provided the Fund notice of its resignation effective as of June 17, 2024, the Investment Advisory Agreement as written can no longer serve as a valid contract under which UBS can provide services to the Fund.

We request that UBS now confirm whether it has honored, or intends to honor, (i) the will of the Fund’s shareholders at the 2023 Annual Meeting, (ii) the requirements of Section 15(a)(3) of the Investment Company Act, and (iii) the provision of Section 10(c) of the Investment Advisory Agreement, by terminating the Investment Advisory Agreement and any other advisory or management agreements with the Fund and resigning as an investment adviser of the Fund. In addition, we request that UBS explain how it can continue to provide services for the Fund under the Investment Advisory Agreement, the terms of which require any portfolio management decision be determined jointly with PAM as co-investment advisers.

Please contact me at [personal information redacted] at your earliest convenience to confirm the foregoing.

[Signature page follows]

Regards,

OCEAN CAPITAL LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

cc:	Lawrence S. Elbaum, Vinson & Elkins L.L.P., [personal information redacted]

C. Patrick Gadson, Vinson & Elkins L.L.P., [personal information redacted]

Exhibit L

OCEAN CAPITAL LLC

GAM Tower, 2 Tabonuco Street, Suite 200

Guaynabo, Puerto Rico 00968

July 8, 2024

BY ELECTRONIC MAIL AND EXPRESS DELIVERY

Popular Asset Management

270 Muñoz Rivera Avenue, Suite 1110

San Juan, Puerto Rico 00918

Attn: Angel Rivera Garcia, President

Re:	Confirmation of PAM’s Resignation as Investment Adviser to Puerto Rico Residents Tax-Free Fund, Inc. and Termination of Related Agreements

Mr. Garcia:

As a significant shareholder of Puerto Rico Residents Tax-Free Fund, Inc. (the “Fund”), Ocean Capital LLC (“Ocean Capital,” “we,” “us,” “our”) writes to confirm that Popular Asset Management LLC (“PAM”) has ceased serving as an investment adviser to the Fund, in accordance with the results of the shareholder vote at the Fund’s 2023 annual meeting of shareholders (the “2023 Annual Meeting”) held April 18, 2024. The Fund disclosed in its Semi-Annual Report for the period ended February 29, 2024, that PAM had notified the Fund’s board of directors of its resignation as Co-Investment Advisor to the Fund effective June 17, 2024, 60 days following the 2023 Annual Meeting.1 Ocean Capital wishes to confirm that the resignation has in fact taken place.

As you know, Ocean Capital validly submitted a shareholder proposal (the “Proposal”) for shareholder consideration at the 2023 Annual Meeting. Among other things, the Proposal called for the termination of all investment advisory and management agreements between the Fund and PAM within sixty days of the 2023 Annual Meeting. Ultimately, shareholders voted in favor of the Proposal at the 2023 Annual Meeting.

To our knowledge, the Fund has not publicly announced that PAM’s resignation as an investment adviser to the Fund has taken place or that its investment advisory agreement and any related agreements with PAM has been terminated. We respectfully request that PAM confirm that its resignation as an investment advisor to the Fund has become effective and that all investment advisory and other agreements between PAM and its affiliates, on the one hand, and the Fund, on the other, have terminated.

Please contact me at [personal information redacted] to confirm the foregoing. I look forward to hearing from you.

[Signature page follows]

[1]	Semi-Annual Certified Shareholder Report, filed on Form N-CSRS with the SEC on May 2, 2024.

Regards,

OCEAN CAPITAL LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

cc:	Lawrence S. Elbaum, Vinson & Elkins L.L.P., [personal information redacted]

C. Patrick Gadson, Vinson & Elkins L.L.P., [personal information redacted]